March 17, 2010

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. J. Nolan McWilliams

Re:	Audience Productions, Inc.

Registration Statement on Form S-1 (File No. 333-162589)

Dear Mr. McWilliams:

On behalf of Audience Productions, a Washington corporation (the “Company” or “API”), and in connection with the Registration Statement on Form S-1 originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on October 20, 2009 and subsequently amended on February 25, 2010 (the “Registration Statement”), we are writing in response to the Staff’s comments on the Registration Statement on Form S-1/A as transmitted to the Company by letter dated March 12, 2010. For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment. The Company has filed today with the Commission Amendment No. 5 (“Amendment No. 5”) to the Registration Statement, and all references herein to the Registration Statement are to Amendment No. 5 and to the form of prospectus included therein. Additionally, we have sent you a marked copy of the S-1/A via express mail.

Prospectus Cover Page

1.	Please disclose here that interest will not accrue on investor funds in the impound account.

We have added the appropriate disclosure on the Prospectus Cover Page.

Prospectus Summary, page 1

2.	We note your response to our prior comment 5 and reissue in part. Disclose here that loans from officers will be paid back with proceeds from the offering.

This disclosure already exists in the final sentence of the second paragraph. Please tell us if you would like us to move it to another location within this summary.

3.	Please revise to disclose how, in the event that your officers purchase the Film, you will ensure that the sale is for fair market value, whether by obtaining a fairness opinion or other means.

We have revised the prospectus to further disclose how fair market value will be determined in the event the officers seek to purchase the Film.

Risk Factors

4.	Please add a risk factor addressing the limited experience of your officers at managing a public company.

We have added a new risk factor #8 that addresses this risk.

5.	We note your response to our prior comment 9. Please revise this risk factor to quantify your estimated compliance costs.

We have added the estimate of “Public Company Costs” from the budget to this risk factor.

6.	We note your response to our prior comment 11 [NOTE from API: the Staff’s comment here referenced “prior comment 9” but we think you meant to refer to your “prior comment 11,” as we have assumed in our response]. Please expand this risk factor to briefly explain why advertising on third party websites risk liability under sections 5 and 12 of the Securities Act.

We have revised the risk factor to explain why advertising on third party websites risks such liability.

Determination of Offering Price, page 10

7.	It appears from your disclosure that budgetary disclosure may have been expertized by Eugene Mazzola. If so, please include his consent in the next amendment.

We have added Eugene Mazzola’s consent as Exhibit 23.2.

8.	Please revise to briefly explain the circumstances that would potentially preclude you from successfully obtaining a completion bond. Also, add a risk factor in this regard.

Although we know of no reason we will not be able to secure a completion bond, the bond can only be purchased from a third party and only once the Offering Amount has been raised. Since we are not in control of the third parties from whom we will seek to purchase such coverage, we felt that we should disclose that there was a risk that we would not be able to obtain the bond. We have addressed the risks associated with not obtaining a bond in risk factors 4 and 7 and revised risk factor 12.

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Plan of Distribution, page 12

9.	Please revise throughout to remove repetitive disclosure. We note that the second paragraph on page 12 is repeated virtually verbatim from disclosure on page 4 and is subsequently repeated again. Additional examples include paragraphs 1 to 5 on pages 2 and 3 and disclosure under “Internet Advertising” on page 13.

We have reviewed the areas of repetitive disclosure within the registration statement and believe that the disclosures we have made are relevant to the sections in which they appear. The “Prospectus Summary” achieves its goal of summarizing the most important items found within the rest of the registration statement. Since each of the areas in the summary must be more specifically addressed in the body of the prospectus, and since it is plausible that a prospective investor might use the prospectus’ table of contents to turn directly to a particular section (e.g. “Material Provisions Contained Within the Articles and Bylaws”, “Use of Proceeds”, “Plan of Distribution”, “Internet Advertising”, “Description of Securities to be Registered”, and “Business”), we feel that including relevant information in these sections is in the best interest of potential investors.

Internet Advertising, page 13

10.	Please revise to disclose the estimated costs of your internet advertising efforts or advise.

We have revised this section as requested.

Use of Proceeds, page 18

11.	We note your response to our prior comments 5 and 7. Please revise the table on page 20 to include repayments to officers as a line item rather than as a footnoted disclosure.

We have added a $50,000 line called “Repayment of Officer Loans” to the budget. However, so as not to double count this amount or undercount the various lines items contained in the $50,000 (legal costs, registration fees, etc.), we have not included this amount in the total twice and have noted as much in a new footnote #1.

Material Provisions Contained Within the Production Services Agreement, page 19

12.	Please revise to disclose in the table the estimated time frames for completion of those tasks that are currently disclosed as “TBD.”

We have revised this section as requested.

Exhibit 99.1

13.	Refer to paragraph 2(vi). Please note that representations and warranties regarding investors' ability to bear the economic risks and potential total loss of an investment are inappropriate. Accordingly please delete this paragraph.

We have removed paragraph 2(vi)(c) as requested.

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Slide 12

14.	We note your response to our prior comment 21 and reissue. Pinter v. Dahl involved an investor in an offering recommending to others that they invest in the same offering that needed to reach a certain dollar amount to close, as yours does. The case was remanded for additional fact-finding about the motives of the investor soliciting others to invest. In your response, please provide us with additional analysis as to how you are able to state conclusively that investors would have no financial motive in making recommendations as that would appear to be unknowable to you in advance. We believe that it is plausible that an investor might be motivated to recommend this investment because his future ability to profit from the investment is foreclosed if the offering is unsuccessful. Please also address in your analysis the implication of those facts that are distinguishable from the facts in Pinter, most notably that it appears that your website serves as a conduit for investors to make recommendations.

As the Staff points out, a key differentiator between our situation and the facts in Pinter is that our website serves as a conduit for investors to make recommendations. API will control the content of messages sent by investors to prospective investors. This being the case, every email sent through our system will state exactly the same (Sections 5 and 12 compliant) information, regardless of an investor’s motivation. In order for liability to be triggered under Section 12(a)(2), an offer or sale must be made that contains an untrue statement or omission of material fact. The message generated from our system will contain a link to the prospectus and will not contain any untrue statements or omit any material fact. Furthermore, the investor sending the message, regardless of their intent, will not be able to alter the content of the message. This fact is clearly distinguished from Pinter, as Dahl had established an extensive oral and written dialog between Pinter and the other investors. Pinter then claimed that Dahl made misrepresentations to him and should therefore be deemed a “seller” under 12(a)(1). In our case, such a dialog between investors and prospective investors within the API system is not possible. Given the foregoing, we believe that an indication or legend stating that a recommending investor may be liable under Section 12, depending on his motivation, is unnecessary.

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If you have any questions concerning the foregoing, please contact Noel Howe at (206) 264-3071.

Sincerely,

/s/ BEACON LAW ADVISORS, PLLC Beacon Law Advisors, PLLC

Enclosures

cc:	Jay T. Schwartz – Director and President of Audience Productions, Inc. George R. Brumder – Director and Treasurer of Audience Productions, Inc.

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